
April 2, 2012

<u>Via E-mail</u>
Uri Nissani
Chief Executive Officer and President
Defense Industries International, Inc.
12 Hamefalsim Street
Petach Tikva 49514, Israel

> **Re:     Defense Industries International, Inc.**
> **Form 8-K**
> **Filed March 30, 2012**
> **File No. 0-30105**

Dear Mr. Nissani:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01  Change in Registrant's Certifying Accountant</u>

<u>(a)  Previous Independent Accountant</u>

1. Please revise your disclosure in the first paragraph to state (i) whether any audit committee of the board of directors, or the board of directors, discussed the subject matter of each of the reported matters with Baker Tilly and (ii) whether you authorized Baker Tilly to respond fully to the inquiries of Crowe Horwath concerning the reported matters and, if not, describe the nature of any limitation thereon and the reason therefore.  Refer to paragraph (a)(1)(v) and paragraph (a)(1)(iv)(B) & (C) of Item 304 of Regulation S-K.

2. Please disclose whether Baker Tilly's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or

modified as to uncertainty, audit scope or accounting principles.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

(c)  Exhibits

3.  We note that you intend to file the exhibits by amendment.  Please note that you should file an updated letter from Baker Tilly in the amendment filed in response to our comments.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions.  In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief